

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 12, 2016

Via E-mail
Mr. Zixin Shao
Chief Financial Officer
China Nepstar Chain Drugstore Ltd.
25F, Neptunus Yinhe Keji Building
No.1, Kejizhong 3rd Road
Nanshan District, Shenzhen
Guangdong Province 518057
People's Republic of China

> **Re: China Nepstar Chain Drugstore Ltd.**
> **Rule 13e-3 Transaction Statement on Schedule 13E-3**
> **Filed April 4, 2016 by China Nepstar Chain Drugstore Ltd., Mr. Simin**
> **Zhang et al.**
> **File No. 005-83664**

Dear Mr. Shao:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. Please provide an analysis as to whether Mr. Zhang's affiliate's purchase of 50 million shares in July 2015 was the first step in the Rule 13e-3 transaction.

2. It appears that the vote in favor of the transaction is assured. If so, please make this clear in the disclosure.

3. Please provide the disclosure required by Item 1014(e) of Regulation M-A.

4.   Please revise your disclosure to clearly state whether the board of directors found the transaction substantively and procedurally fair to unaffiliated security holders, rather than "the Company and its unaffiliated security holders." See Item 1014(a) of Regulation M-A.

5.   Numerous sections of the disclosure document list as a potential benefit of the merger, or a procedural safeguard, that the merger agreement allows the company to accept a superior proposal and/or that no party other than members of the Buyer Group has contacted the company or the special committee expressing an interest in a transaction. If you retain these references, please revise to disclose how these are benefits and/or safeguards, given that Mr. Zhang beneficially owns 79.5% of the Shares and has stated that he does not intend to sell his stake in the company to a third party.

Background to the Merger, page 21

6.   We note references to 'letters with respect to the proposed transaction received from certain shareholders" discussed in the meetings on October 22, 2015 and November 19, 2015. Please provide more details as to the contents of these letters, and summarize the report given by the fairness advisor with respect to these letters on the latter date.

Certain Financial Projections, page 36

7.   The projections disclosed in this section don't appear to represent the full set of projections included in the final board book. For instance, the figures for EBIT and EBTIDA do not appear, despite forming an important part of the analyses performed by the financial advisor. Please advise.

8.   We note that the projections in the September 2015 board book appear materially higher than those disclosed in this section and yet are not disclosed here. Please advise.

Opinion of the Special Committee's Financial Advisor, page 37

9.   Please make the statements required by Item 1015(c) of Regulation M-A in the disclosure document.

10.   We note several statements in the disclosure document and Annex B to the effect that the fairness opinion should not be construed as creating any fiduciary duty on the financial advisor's part to any party or entity. Please do not include these disclaimers of responsibility to shareholders in the document.

11.   Disclosure states that the financial advisor does not assume any responsibility with respect to data, material and other information furnished or otherwise made available to it, some of which was presumably used in performing its analyses. While it may be

acceptable to include qualifying language concerning subjective analyses, it is inappropriate to disclaim responsibility for statements made in the document. Please revise.

12.   Additional analyses appear in the final board book, including an analysis of implied premiums and price revision data. Please advise as to why these elements of the report are not summarized in the disclosure document. See Item 1015(b)(6) of Regulation M-A.

13.   We note that certain analyses in the September 2015 board book are not summarized in the disclosure document, including selected transactions, implied premiums and price revision data. Please advise why these elements of the report are not summarized.

14.   We note the statement that the financial advisor has in the past provided and is currently providing services to the company, one or more security holders of the company and/or certain of their respective affiliates. Please disclose the amount of compensation received or to be received as a result of these relationships. See Item 1015(b)(4) of Regulation M-A.

Alternatives to the Merger, page 49

15.   We note disclosure that there were no "actionable" offers from any third party. Please clarify this disclosure to indicate whether there were any offers, and, if so, why they were deemed not to be actionable.

Financing, page 49

16.   Please disclose whether there are any alternative financing arrangements. See Item 1007(b) of Regulation M-A.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the filing persons are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from each filing person acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact me at (202) 551-3503 if you have any questions regarding our comments.

Sincerely,

/s/ David L. Orlic

David L. Orlic
Special Counsel
Office of Mergers and Acquisitions

cc: Via E-mail
        Stephanie Tang, Esq.
        Shearman & Sterling LLP